Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Glass Lewis recommends Kinross shareholders vote “FOR”
Red Back combination

Toronto, Ontario – September 1, 2010 – Kinross Gold Corporation (TSX:K, NYSE: KGC) today announced that Glass, Lewis & Co. LLC (“Glass Lewis”) has provided a positive recommendation regarding its proposed friendly combination with Red Back Mining Inc.  Glass Lewis has recommended that Kinross shareholders vote "FOR" the issuance of Kinross shares and warrants in connection with the acquisition.

The boards of directors of both Kinross and Red Back have unanimously approved the friendly business combination under a plan of arrangement, and Kinross’ board has  unanimously recommended that shareholders also vote in favour of the issuance of Kinross shares and warrants in connection with the transaction.

Glass, Lewis & Co. LLC is a professional services firm that provides proxy research, analysis and voting recommendations to institutional investors and money managers around the world.

Kinross will hold a special meeting of shareholders on September 15, 2010 at 10 a.m. ET regarding the proposed combination with Red Back. Proxies to be used or acted upon at the meeting must be deposited with Kinross’ transfer agent, Computershare Investor Services Inc., by 10 a.m. ET on September 13, 2010.

For any questions regarding the voting process, shareholders are advised to contact Kinross’ proxy solicitor agent, Kingsdale Shareholder Services Inc., at 1-866-581-1479 (in North America) or at 416-867-2272 (outside of North America), or by e-mail at contactus@kingsdaleshareholder.com.

For more information about the Kinross and Red Back combination, visit www.KinrossIR.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

 www.kinross.com